

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

Via Email
Phillip Z. Weisberg
Chief Executive Officer
FX Alliance Inc.
909 Third Avenue, 10th Floor
New York, New York 10022

  Re: **FX Alliance Inc.**
    Amendment to Registration Statement on Form S-1
    Filed December 1, 2011
    File No. 333-176901

Dear Mr. Weisberg:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 24 from our letter dated October 13, 2011, particularly your statement that you "would need to register as a SEF for [your] swap business." Please provide us supplementally with a detailed explanation of how and the extent to which this new regulatory regime applicable to swaps, including the registration and regulation of SEFs, will impact your business on both a qualitative and quantitative basis. In this regard, we note the disclosure on page [71] that the instruments you offer on your trading platform that will be considered swaps will represent approximately 1% of your trading volume worldwide. We also note that you intend to offer other instruments on your trading platform in the future that will be considered swaps.

  In responding to this comment, please ensure that you address in reasonable detail each of the following matters:

- How SEFs operate generally, including how they are regulated.
- CFTC rules applicable to swaps and SEFs, both proposed and adopted.
- Net capital requirements applicable to SEFs.

2. We note your response to comment no. 2 of our prior letter dated November 10, 2011, and that, for the years ended December 31, 2010 and December 31, 2009, it appears that over 50% of your revenues were earned from customers who are your stockholders. Please confirm that you do not believe that there are any material risks or conflicts associated with the fact that a majority of your revenue is earned from customers who are your stockholders.

3. We note your response to comment no. 3 of our prior letter dated November 10, 2011. Please revise your disclosure to include the information provided in the response that you determined, based on discussions held among your board of directors and management, it was in the best interest of stockholders to grant the special dividend as a return of capital and to clarify that the special dividend will not benefit any investors purchasing shares in this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Angela McHale for Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

Cc: Christopher Kitchen
        Kirkland & Ellis LLP